ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Principal Variable Contracts Funds, Inc.		87154117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 1, 2017	January 31, 2017 to January 31, 2018	/S/ Catherine Dalton
In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as
Principal Management Corporation
is changed to:
Principal Global Investors, LLC
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0008.0-00 (01/02)